Exhibit 4.3

EVOLVING SYSTEMS, INC.

DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK

The common stock of Evolving Systems, Inc. is listed on the Nasdaq Capital Market under the symbol “EVOL.” All outstanding shares of common stock are validly issued, fully paid, and nonassessable.

The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted for action by our stockholders. There is no provision for cumulative voting with regard to the election of directors.

Dividend and Liquidation Rights

Subject to the preferences applicable to any shares of preferred stock outstanding at any time, holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors from funds legally available therefor and are entitled, in the event of a liquidation, to share ratably in all assets available for distribution after payment of all debts.

Other Rights

The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions of our Certificate of Incorporation, Bylaws, and Delaware Law

Various provisions contained in our Certificate of Incorporation, our Bylaws, and Delaware law could delay or discourage some transactions involving an actual or potential change in control of Evolving Systems, Inc. or its management.

Certificate of Incorporation and Bylaws

Provisions in our Certificate of Incorporation and our Bylaws:

•	authorize our board of directors to establish one or more series of any class or classes of our preferred stock, the terms of which can be determined by the board of directors at the time of issuance and may include rights and preferences that are superior to the rights of our common stock;

•	do not authorize cumulative voting;

•	allow our directors to fill any vacancies on our board of directors, including vacancies resulting from a board of directors resolution to increase the number of directors;

•	prohibit our stockholders from taking action by written consent;

•	impose advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings;

•	allow our stockholders to remove directors without cause only by supermajority vote; and

•	provide that our stockholders can only amend our bylaws or certain Board of Directors-related provisions of our amended and restated certificate of incorporation by a supermajority vote.

Delaware Law

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. The application of Section 203 and certain provisions of our Certificate of Incorporation may have the effect of delaying or preventing changes in control of our management, which could adversely affect the market price of our common stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to our stockholders.